                                3,533,000 SHARES

                           QUINTEL ENTERTAINMENT, INC.

                                  COMMON STOCK

         This Prospectus covers 3,533,000 shares of Common Stock, par value $.001 per share (the "Common Stock") of Quintel Entertainment, Inc., a Delaware corporation (the "Company"), held by security holders of the Company, including 320,000 shares issuable by the Company upon the exercise of certain warrants granted by the Company (the "Warrants"). Other than the proceeds received by the Company from the exercise of the Warrants, the Company will not receive any proceeds from the sale of the shares offered hereby. The holders of the shares covered by this Prospectus intend to sell the shares offered hereby from time to time for their own respective accounts in the open market at the prices prevailing therein or in individually negotiated transactions at such prices as may be agreed upon. Each such holder will bear all expenses with respect to the offering of shares by him or her except the costs associated with preparing and printing this Prospectus. The Common Stock of the Company is traded on the NASDAQ National Market system under the symbol "QTEL." On December 11, 1996, the last reported sale price of the Common Stock was $71/8.

                  SEE RISK FACTORS FOR INFORMATION THAT SHOULD
                BE CONSIDERED BY PROSPECTIVE INVESTORS (PAGE 6)



          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.



                The date of this Prospectus is December 19, 1996

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Square, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1800, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates.



                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. See "Risk Factors", page 6.


                                   THE COMPANY

         Quintel Entertainment, Inc. (the "Company") is engaged in developing and marketing telephone entertainment services, consisting primarily of live conversation and pre-recorded horoscopes and tarot card readings and live psychic and diet/nutrition consultations. The Company also offers enhanced voice-mail services which include various psychic, "personals" and other theme-related entertainment services.

         The Company's telephone entertainment services are accessed by dialing "900" telephone numbers that are billed at premium per-minute rates. Entertainment services consist primarily of live conversation and pre-recorded horoscopes and tarot card readings and live psychic consultations designed to capitalize on the current popularity of "new age" themes. "New age" refers to astrological and psychic phenomena which can be explained through the use of horoscopes, tarot card and psychic readings and prognostications. The Company currently markets approximately twenty "900" number entertainment services, each offering programs with distinct features.



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         The Company's live psychic entertainment services permit callers to engage in live one-on-one conversations with psychic operators and to receive personalized information responsive to the caller's requests. The Company also provides live tarot card entertainment services which permit callers to receive a live tarot card reading.

         Psychic Readers Network, Inc. ("PRN") currently provides the Company with substantially all of its psychic operators and monitors and supervises the quality of independent psychic operators provided to the Company. The Company pays PRN a per minute fee based on caller connection time. See "Certain Relationships and Related Transactions".

         The Company offers several pre-recorded entertainment services, including horoscopes, tarot card readings and numerology services. Some of such services contain interactive features which permit callers to access a variety of services by responding to pre-recorded messages, such as prompts for birthdates.

         The Company solicits consumers for its "900" number services by providing access to toll-free "800" numbers for subjects of general interest and as an introduction to the Company's "900" services. The Company's entertainment services are available by calling designated "900" numbers from any telephone, provided that "900 blocking" has not been ordered or imposed for such services from such telephone. Fees are billed by regional carriers on the customers' telephone statements.

         The Company also currently offers enhanced voice-mail services which provide customers with a network of theme-related entertainment services. The Company currently offers voice-mail networks which include astrological and psychic related entertainment services. These services, which include a variety of live and pre-recorded programs, newsletters and gifts are made available to each subscriber with his or her subscription to the Company's enhanced voice-mail network. For a monthly fee, subscribers are assigned personal voice mailboxes which can be used to communicate with other subscribers, friends and family. Voice mailboxes are accessed by dialing designated "800" numbers which are toll-free. Fees are billed on a monthly basis by regional carriers on the subscribers' telephone statements.

         Commencing in August 1994, the Company began offering entertainment services similar to those provided with its voicemail services in a membership club format, pursuant to which members were enrolled in theme-related membership clubs and billed monthly for the term of their membership. In response to



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regional and local carrier constraints, the club format was changed to a voice mail services format.

         As enrollment in the Company's voice mail networks increased significantly, consumer complaints also increased, causing certain regional and local telephone carriers to discontinue billings. In response to actions by such carriers, the Company repositioned the marketing of the voice-mail network services ("VM Product"). The Company also continues to explore new billing platforms for its entertainment services in order to assure continued acceptance by telephone carriers in the future. In addition, the Company has taken several steps to expand its customer service operations. The Company has recently outsourced the majority of its customer service operations.

         In March 1995, the Company and PRN formed New Lauderdale L.C. ("New Lauderdale"), a Florida limited liability company, the successor to a joint venture established in December 1994, for the purpose of creating, developing and marketing theme-related membership clubs and related telephone entertainment services.

         On September 10, 1996, the Company acquired PRN's interest in New Lauderdale in consideration for 3,200,000 shares (the "PRN Shares") of Common Stock of the Company (the "Acquisition"), which shares are included in this Prospectus.

         The Company was incorporated under the laws of the State of Delaware in November 1993 under the name U.S. Teleconnect, Inc. The Company's executive offices are located at One Blue Hill Plaza, Pearl River, New York 10965, and its telephone number is (914) 620-1212. Unless otherwise indicated, all references in this Prospectus to the Company include Quintel Entertainment, Inc. and its wholly-owned subsidiaries.


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



                                  THE OFFERING


Securities Offered by the
Selling Stockholders. . . . . .                     3,533,000 shares.

Common Stock outstanding
as of the date hereof
(including the 3,533,000
shares included in this
Prospectus). . . . . . . . . . .                    18,452,402 shares

Use of Proceeds. . . . . . . . .                    Other than the proceeds
                                                    received from the
                                                    exercise of the Warrants,
                                                    the Company will not
                                                    receive any proceeds from
                                                    the sale of the shares.
                                                    See "Use of Proceeds."

Risk Factors . . . . . . . . . .                    An investment in the
                                                    shares being registered
                                                    hereby involves a high
                                                    degree of risk.  See
                                                    "Risk Factors."
NASDAQ National
Market Symbol . . . . . . . . . .                   "QTEL"

                                  RISK FACTORS

         The shares offered hereby are speculative and involve a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment decision.

         Limited Operating History. The Company commenced operations in August 1992 and has a limited operating history upon which an evaluation of the Company's performance and prospects can be made. The Company's prospects must be considered in light of the numerous risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in a highly regulated industry characterized by intense competition. The Company's operating expenses have increased and can be expected to increase significantly in connection with the Company's proposed advertising, marketing and promotional activities (including substantial up-front cash expenditures required for the purchase of media time). Accordingly, the Company's future profitability will depend upon corresponding increases in revenues from operations. Unfavorable general economic conditions, changes in government regulation or negative consumer perceptions of "900" number services, resulting in decreased demand for the Company's services, could have a material adverse effect on the Company's future operating results. There can be no assurance that the Company's rate of revenue will grow in the future or that the Company's future operations will be profitable.

         Dependence on Third-Party Carriers. The Company is dependent on long distance carriers and numerous regional and local telephone companies ("carriers") to continue to transmit "900" number calls and to bill and collect telephone charges and VM Product fees. Failure by carriers to provide such services would have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease operations. Moreover, changes in billing and collection and other business practices of carriers, for regulatory or other reasons, could require the Company to modify its arrangements with carriers or alter its operating and marketing methods at substantial costs, which could have a significant impact on the Company and exacerbate the risks inherent in its business. In particular, in response to increasing consumer complaints and government regulations which impose limitations and prohibitions on "800" number billing and collection practices, in early 1994, numerous carriers discontinued billing consumers for calls made to "800" number entertainment services. In light of these developments, the Company modified its operations by discontinuing the practice of billing on a pay-per-call basis for services accessed through "800" numbers. At the regional telephone carrier level, five of the regional telephone carriers suspended


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billing of the Company's VM Products at different times during the first six months of fiscal 1996. The Company believes that the suspensions were the result of the carriers' belief that the Company and Enhanced Services Billing, Inc. ("ESBI"), one of the Company's service bureaus which contracts directly with carriers to provide billing and collection of monthly fees, were unable to provide adequate customer services to VM Product customers in the regions serviced by the carriers. The Company did not anticipate the increase in customer service calls during the first three months of fiscal 1996 and was not able to adequately handle the increased customer service call volume. Both the Company and ESBI expanded their customer service operations in response to such needs. Four of the five carriers, in reaching their decisions to suspend billings, specifically addressed the Company's VM Product and the remaining carrier addressed the billing platform that encompasses the Company's VM Product. The Company has resumed billing the VM Product with the four carriers that specifically addressed the difficulties associated with the VM Product. For the carrier that addressed the difficulties associated with the billing platform, the Company resumed billing through an alternate platform with another service bureau. For four of these carriers, the suspensions each lasted less than sixty (60) days and did not have a material impact on the Company's cash flows and operations. For the fifth carrier, the suspension lasted several months and resulted in lost revenues. During the first nine months of fiscal 1996, VM Product net revenues billed through this carrier approximated 5% of total net revenues. Marketing shifts between the VM Product and "900" business are expected to partially offset the impact of this carrier's suspension, however, no assurance can be given that such offset will occur. See "Forward Looking Information May Prove Inaccurate". Though the full amount of the impact of the lost revenues is presently not known, the Company did incur marketing and fulfillment costs in this carrier's region during the first six months of fiscal 1996. Therefore, the impact to date has been significant as costs were incurred without a corresponding revenue stream.

         While the VM Product is independent of the Company's "900" number entertainment services and these difficulties do not impact the "900" number portion of the Company's business and the carrier billing suspensions of the VM Product are limited to the geographic regions serviced by the individual carriers, no assurance can be given that carriers will not suspend product billings for these or other services for the Company in the future. Failure by carriers to bill and collect the Company's monthly membership fees or "900" number fees would have a material adverse effect on the Company.



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



         Limitations on Price and Access to "900" Numbers. In response to pressure from and monitoring by regulatory authorities, carriers have voluntarily placed limitations on amounts billed to consumers for per minute or flat rate calls. AT&T, the primary long distance carrier currently utilized by the Company for "900" services, limits amounts billed to consumers at $10 per minute and $50 per flat rate call. Regional and local carriers also impose limits on amounts billed to consumers. Although the Company's per minute rates are substantially below the limits imposed by AT&T and its other carriers and the Company does not offer flat per call rate service, there can be no assurance that carriers will not reduce such limits or implement other billing restrictions that would require the Company to alter its pricing structure or other methods of operations. In addition, rates charged by carriers for telephone services have increased and future increases would adversely affect the Company's operating margins. Furthermore, consumers may request that carriers block their ability to access "900" number services and carriers may involuntarily block consumer access to such services if the consumer fails to pay for "900" billed service. Blocking of substantial consumer access to "900" number services could limit the market for the Company's services and adversely affect the Company's results of operations.

         Government Regulation. The telephone entertainment services industry is subject to extensive, stringent and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the Federal Communications Commission ("FCC"), the Federal Trade Commission ("FTC"), the Department of Justice, the United States Postal Service, various state Attorneys General and state and local consumer protection agencies. Regulations applicable to carriers and providers of telephone entertainment services are interpreted and enforced by regulatory authorities with broad discretion and impose significant compliance burdens and risks on the Company. The FCC regulates carriers that transmit calls and bill and collect charges, as well as the broadcast and cable television industry, including networks and stations that carry the Company's infomercials and commercials. The FTC, which is the federal regulatory authority with primary jurisdiction over the advertising of "900" number services, is responsible for enforcing various federal laws intended to protect consumers against deceptive trade practices and false and misleading advertising, and has promulgated regulations governing, among other things, advertising disclosures for telephone entertainment services. In response to substantial complaints by consumers regarding fraudulent telemarketing activities, the FTC has recently enacted additional regulations governing telemarketing activities which, among other things, impose various mandatory disclosure requirements on inbound and outbound telemarketing



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calls, prohibit the telemarketer from making false representations, and prohibit certain deceptive and abusive telemarketing acts and practices. Such regulations also restrict telemarketing calls from being placed between 9:00 p.m. and 8:00 a.m. without the prior consent of the person being called. The FTC can impose substantial penalties for fraudulent telemarketing activities and, require the telemarketer to disclose the product or service being offered, the cost of such product or service, any restrictions that may apply before asking for a credit card or bank information and, if there is a no refund policy, to disclose such policy. In addition, the FTC has empowered state Attorneys General to seek injunctions in federal courts for fraudulent telemarketing activities. The Department of Justice and the United States Postal Service also enforce various federal laws intended to prevent the use of wires or mail for fraudulent or deceptive purposes.

         The principal federal regulation governing pay-per-call operations is the Telephone Disclosure and Dispute Resolution Act of 1992 ("TDDRA"). Among other things, TDDRA provides guidelines with respect to pricing and marketing of telephone entertainment services, including services offered through "800" and "900" numbers. The recently enacted Telecommunications Act of 1996 (the "TCA") amends TDDRA by requiring that billing authorization for pay-per-call "800" number services be in writing and specifically requires: disclosure to consumers of pricing information, disclosure of information relating to the provider, a provider's agreement to notify the customer of changes in billing rates in advance, disclosure of customer payment options, and the customer's signature to create an obligation to pay for such "800" number services. The Company utilizes toll-free "800" numbers in connection with the marketing of voice-mail services and consumer solicitation. While management believes that the new requirements set forth in the provisions of the TCA are not applicable to the Company's operations, based on its belief that its "800" number services are not pay-per-call services, as such term is defined under TDDRA, as amended by the TCA, pursuant to the TCA, the FTC is empowered to adopt rules that expand the definition of pay-per-call to encompass additional services. The FTC is currently expected to initiate a rule-making concerning the definition, as well as other pay-per-call reforms later this year. There can be no assurance that federal or state governmental agencies will not interpret the existing provisions of the TDDRA, or that the FTC will not revise the definition of pay-per-call in a manner which would make it applicable to the Company's "800" number services, in which event, the Company may be required to materially change the method in which it markets certain of its entertainment services. Compliance with such requirements, if determined to be applicable, could have a material adverse effect on the Company's business.



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         The FCC recently issued an "Order and Notice of Proposed Rulemaking", setting forth rules implementing the TCA. The regulations revised the existing rules to conform with the requirements of the TCA. In addition, the FCC has proposed a rule that will require all pre-subscription agreements to be in writing, rather than only those offered through toll-free "800" numbers. The proposed rules also require that the written pre-subscription agreement be separate or easily severable from any promotions or sweepstakes. Furthermore, carriers are authorized to terminate service to an information provider that cannot provide a written pre-subscription agreement for disputed charges. In the event a regulatory agency should deem the rules applicable to the Company's operations, such proposed rules could have a materially adverse effect on the Company.

         The Company's operations in Canada are also subject to Canadian regulations governing "900" number services and consumer protection regulations which govern advertising and other business activities.

         State Attorney General Matters. All of the Company's entertainment services and advertisements are reviewed by the Company's regulatory counsel, and management believes that the Company is in substantial compliance with all material federal and state laws and regulations governing its provision of "800" and "900" number entertainment services, all of its billing and collection practices and the advertising of its services and has obtained or is in the process of obtaining all licenses and permits necessary to engage in telemarketing activities. Although the Company from time to time receives requests for information from, or is forwarded consumer complaints by, regulatory authorities, the Company has not been subject to any enforcement actions by any regulatory authority. Nevertheless, civil investigative demands have been received from the Attorneys' General of the States of Idaho, Missouri, New York, Pennsylvania and Texas, as well as from the Tennessee Public Service Commission, seeking certain information relating to the Company. In addition, a proposed assurance of discontinuance has been received by the Oregon Department of Justice, which the Company has not yet determined whether or not to accept. Lastly, certain information relating to the Company's programs also has been subpoenaed by the Attorney General of the State of Texas from West Outbound and from the Attorneys' General of the States of Texas and Idaho from ESBI. The Company believes that the information has been sought as part of pending investigations in connection with certain of the Company's marketing activities. The investigation by the State of Idaho has been discontinued. The Pennsylvania Attorney General's investigation has concluded with issuance of a warning letter to the Company. The Company has responded and is continuing to respond to the subpoenas



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issued by the New York Attorney General's office. While such investigation is still ongoing, management believes it will be able to amicably resolve any outstanding issues with such state. In the event the Company is able to resolve such outstanding issues, it is possible that the Company may be required to modify the manner in which it advertises its products and services in New York State. No assurance can be given, however, that management will be able to amicably resolve the outstanding issues with New York State and the failure to do so may have a materially adverse effect on the Company. Management further believes that while the other remaining investigations also will not result in enforcement actions or claims which would have a material adverse effect on the Company, there can be no assurance that this will be the case. Amendments to or interpretations and enforcement of existing statutes and regulations, adoption of new statutes and regulations and the Company's expansion into new jurisdictions and "900" number services could require the Company to continually alter methods of operations, modify the content or use of its services or the manner in which it markets it services, which could result in material interruptions in its operations. Failure to comply with applicable laws and regulations could subject the Company to civil remedies, including substantial fines, penalties and injunctions, as well as possible criminal sanctions, which could have a material adverse effect on the Company.

         Industry Factors. The telephone entertainment services industry is an evolving business with a relatively limited operating history and is characterized by an increasing and substantial number of new market entrants who have introduced or are developing an array of new telephone entertainment clubs, products and services. As is typically the case in an evolving industry, the ultimate level of demand and market acceptance for newly introduced services and products are subject to a high degree of uncertainty. The telephone entertainment services industry is also subject to rapidly changing consumer preferences, resulting in short service and product life cycles and frequent introduction of new services and products, many of which are unsuccessful. The inability to maintain a sufficient level of demand for any particular service or club may adversely affect the Company's ability to plan for future development and marketing activities. The Company's current entertainment services and membership clubs primarily involve "new age" themes, such as psychic consultations, horoscopes and tarot card readings, which are highly susceptible to relatively frequent and rapid changes in consumer tastes and preferences. There can be no assurance that the Company will be able to anticipate and respond to changing consumer tastes and preferences or that competitors will not develop and commercialize services or



                                       11
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products that render the Company's services and clubs less marketable.

         Possible Consumer Opposition to "900" Number Services. Consumer advocacy groups have in the past opposed certain types of telephone entertainment services, such as adult related services, by pressing for legislation in this area and by engaging in public demonstrations and media campaigns. To the extent that the Company may offer "900" number services or membership clubs in the future which are considered adult related "900" services, its operations could be subject to significantly increased scrutiny by consumer groups and regulatory authorities. There can be no assurance that such groups will not target any of the Company's services or clubs, which could have an adverse effect on the Company, including possibly requiring the Company to discontinue such service or club. See "Risk Factors Government Regulation."

         Consumer Chargebacks. The Company is dependent upon its "900" number services and its VM Product fees for substantially all of its revenues and is subject to the risk that "900" number charges and membership fees may not be paid by consumers. Regulation in the United States provides that a consumer's telephone service may not be discontinued for failure to pay for a "900" service or membership fee. In the event of nonpayment by consumers or the provision of refunds or credits by carriers, the Company is obligated to pay the service bureau engaged for such service (to the extent amounts are advanced by the service bureau), which is obligated to pay the carrier. The Company maintains a reserve for consumer chargebacks which was $9,000,208 at August 31, 1996. Such reserve is estimated based on the amount of historical chargebacks which includes refunds, credits and uncollectible charges. There can be no assurance, however, that the Company's reserves will be adequate to cover actual chargebacks. The Company recognizes revenues net of consumer chargebacks for "900" services and VM Product at the time consumers access service, enroll or continue membership. Since reserves are established prior to the periods in which chargebacks are ultimately determined, the Company's revenues may be reduced in later periods in the event that the Company's reserves prove to be insufficient. Additionally during the first quarter of fiscal 1996 (the three month period ended February 29, 1996), the Company increased marketing activities and experienced high enrollments of new VM Product customers which caused the Company to experience a high level of acceptance difficulties with its VM Product. Customers did not always relate the VM Product billing description on their telephone bills to the entertainment service that they purchased. This prompted an increase in customer service inquiries to both the Company and ESBI. Accordingly, for the first nine months of fiscal 1996, the



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Company experienced a higher level of customer cancellations and chargebacks relating to the VM Product. Management believes that its VM Products can be successfully modified and repositioned with shifts in emphasis as part of the marketing process. See "Forward Looking Information May Prove Inaccurate". The Company and ESBI expanded their customer service operations during the three months ended February 29, 1996 to better educate the consumer about the product. Telemarketing efforts during the second fiscal quarter of 1996 (the three month period ended May 31, 1996) were reduced as the marketing shift was being accomplished. Although management anticipates that the marketing shift along with the expansions in customer service will reduce customer cancellations and chargebacks for the VM Product to acceptable levels, there can be no assurance that these marketing efforts and changes will be successful. Any significant increase in the level of consumer chargebacks would have a material adverse effect on the Company's financial condition and results of operations.

         Significant Outstanding Accounts Receivable. The Company's accounts receivable at August 31, 1996 were $9,192,056, as compared to $10,097,629 at November 30, 1995. Substantially all of the Company's accounts receivable at August 31, 1996 were due from numerous telephone carriers through the Company's service bureaus, West Interactive Corporation ("West") and ESBI. Service bureaus, at their discretion, withhold a portion of settled accounts receivable as a cash reserve as security for potential consumer chargebacks which may occur subsequent to the settlement cycle (generally 60 to 120 days) for receivables. At August 31, 1996, service bureaus held no cash reserves. Delays in collection or uncollectability of accounts receivable by third-party carriers or service bureaus, over which the Company has no control, could result in increased cash reserves held by service bureaus, adversely affecting the Company's liquidity and working capital position.

         Dependence on Third-Party Service Bureaus. The Company is dependent on its service bureaus, West and ESBI, to provide substantially all of the Company's billing services and accounts receivable financing in connection with the Company's "900" number services and membership clubs. The Company is also dependent on service bureaus to provide other services, including call processing, inbound telemarketing and production of prerecorded programs. While the Company believes that there are a sufficient number of service bureaus able to extend credit and provide services to the Company, a decline in the financial condition or economic prospects of either West or ESBI, resulting in their inability to advance funds to the Company or otherwise pay amounts owed, could, under certain circumstances, have a material adverse effect on the Company.



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         Demand Indebtedness and Security Interest. Pursuant to the Company's
agreements with its service bureaus, the Company is liable for all amounts advanced to the Company by its service bureaus. At August 31, 1996, there were no outstanding advances provided by service bureaus under accounts receivable financing arrangements. Any advances under the Company's agreement with West are due on demand. Substantially all of the Company's accounts receivable are pledged to the service bureaus as collateral for any advances to the Company. In the event that the Company recovers an advance and is unable to satisfy its obligations to West or ESBI, either of such entities could elect to declare an event of default and foreclose on the assets securing such indebtedness, which could have a material adverse effect on the Company.

         Expansion Risks. Although the Company intends to actively pursue a strategy of growth, the Company has only limited experience in effectuating rapid expansion and in managing operations targeting diverse entertainment themes or membership clubs. The Company's proposed expansion will be dependent on, among other things, the Company's ability to maintain sufficient demand for existing services and clubs; identify and develop commercially viable new services and clubs; produce and air successful infomercials and commercials; identify and enter into suitable arrangements with recognizable celebrity hosts for endorsements and promotion of featured services and clubs; hire and retain skilled marketing, creative and other personnel; and successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and service controls). The Company may also seek to expand its operations through the possible acquisition of additional companies which the Company believes are compatible with its business. As of the date of this Prospectus, the Company is not engaged in identifying candidates for acquisition, and has no plans, agreements, commitments, arrangements or understandings with respect to any acquisition. There can be no assurance that the Company will be able to successfully expand its operations or ultimately effect any acquisition, or successfully integrate into its operations any business which it may acquire.

         Limited Marketing Capabilities and Experience. The Company has limited experience in engaging in direct response marketing activities, such as the use of infomercials, and limited financial, personnel and other resources to undertake extensive marketing activities. To date, the Company and its subsidiaries have only produced five infomercials and approximately fifty commercials. Additionally, the Company markets its telephone entertainment services and clubs through the use of outbound telemarketing. The failure of the Company to expand its


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marketing capabilities could have a materially adverse effect on the Company.

         Risks Related to Direct Response Marketing. The use of direct response marketing is speculative and its success is dependent upon numerous factors, including the Company's ability to produce infomercials and commercials which attract and retain viewer interest, the appeal of featured services to viewers and whether sales to viewers of featured services generate revenues sufficient to offset the cost of production and broadcast. A significant number of infomercials do not generate a level of sales sufficient to offset the costs associated with such infomercials. Two of the Company's infomercials did not result in consumer acceptance and were discontinued after significant expenditures by the Company. The production and broadcast of infomercials and commercials also require up-front cash expenditures. A typical infomercial costs the Company approximately $250,000 to $300,000 to produce. Media broadcast time, the largest expense in marketing through infomercials and commercials, must be paid for in advance and typically accounts for a substantial portion of the total costs associated with the marketing of a service, depending upon the broadcast markets and hours at which the infomercial or commercial airs. Media costs have increased and any future increase in the costs associated with broadcast time would require the Company to increase the costs of its services or reduce operating margins, or result in reduced broadcast time which the Company would otherwise purchase, any of which could have an adverse affect on the Company's operating results. Increased demand for broadcast time could result in increased costs, as well as the unavailability of preferred hours and channels for broadcast and the unwillingness of broadcasters to air the Company's advertising.

         Dependence on Principal Service and Club. The Company currently derives a substantial portion of its revenues from phone calls made to the Company's live psychic consultation "900" numbers and monthly membership fees to its numerous VM Product membership clubs, a decline in which would have a material adverse effect on the Company. Calls made to the Company's live psychic consultation numbers accounted for approximately 65% of the Company's net revenues for the nine months ended August 31, 1996, with the Company's VM Product fees accounting for approximately 26% of the Company's net revenues for such period. The Company's first membership club was introduced in August 1994 and has since evolved into the current VM Product. The average length of a membership is relatively short and the Company experiences a significant attrition rate. The Company believes that the average commercial life of a successful service, membership club or VM Product varies but is generally limited, and a substantial portion of services, clubs and products introduced are not commercially successful. Accordingly, the Company's success will depend on its ability to maintain the marketability of its VM Product memberships, as well as other existing services and to develop new services and membership products. There can be no assurance that the Company will be able to maintain the marketability of existing services and clubs, develop commercially successful services and clubs or, that if developed, any such services and clubs will remain commercially successful for any significant period of time.

         Intense Competition. The Company faces intense competition in the marketing of its telephone entertainment services and membership clubs. The Company competes with other "900" number entertainment providers primarily on the basis of media placements on television and through direct mail solicitations for similar types of services and club themes. The Company's telephone entertainment services and membership clubs compete for consumer recognition with services which have achieved significant, national, regional and local consumer loyalty. Many of these entertainment services are marketed by companies which are well-established, have reputations for success in the development and marketing of services, have extensive experience in creating and producing infomercials and commercials featuring high profile celebrities, and may have significantly greater financial, marketing, distribution, personnel and other resources than the Company. Certain of these competitors, including Inphomation Inc. and Gold Coast Media, dominate the industry and have the financial resources to enable them to withstand substantial price competition, which is expected to increase. Because the telephone entertainment services industry has no substantial barriers to entry, competition from smaller competitors in the Company's target markets is also expected to continue to increase significantly. The Company's services and clubs also compete with numerous other services and products which provide similar entertainment value, such as in-person psychic consultation and tarot card readings, newspapers, magazines, books and audio and video cassettes featuring similar themes, on-line computer programs and various other forms of entertainment which may be less expensive or provide other advantages to consumers. There can be no assurance that the Company will be able to continue to compete successfully, particularly as it seeks to enter into new markets.

         Potential Liability and Insurance. The Company may be subject to substantial liability as a result of claims made by consumers arising out of services provided by the Company's independent contractors and employees. The Company is aware that claims have been made against other companies engaged in providing telephone entertainment services on the basis of advice or prognostications disseminated through such services. The

Company currently maintains a general liability insurance policy that is subject to a per occurrence limit of $1,000,000 with a $2,000,000 aggregate limit and an umbrella policy covering an additional $5,000,000 of liability. In addition, the Company has errors and omissions insurance with limits of $5,000,000. There can be no assurance that such insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future at a reasonable cost. The Company seeks to limit any such potential liability by providing disclaimers in connection with its services and regards its "900" services and membership clubs as "entertainment." There can be no assurance, however, that the Company will not face claims resulting in substantial liability for which the Company is partially or completely uninsured. A partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, would have a material adverse effect on the Company.

         Foreign Trade Risks. For the nine months ended August 31, 1996, telephone entertainment services provided in Canadian markets accounted for less than 1% of the Company's net revenues. To the extent that the Company is able to successfully expand its operations in Canada and into other foreign markets, the Company will become subject to increased credit risks, fluctuations in foreign currencies and international political, regulatory and economic developments, all of which could have an adverse effect on the Company's operating margins and results of operations. In addition, although the Company believes that its operations are substantially in compliance with all material Canadian regulations governing its operations, there can be no assurance this is actually the case or that governmental authorities will not, in the event of noncompliance, order the Company to cease operations and/or impose sanctions and other penalties on the Company which, under certain circumstances, could have a material adverse effect on the Company.

         Potential Conflicts of Interest. The Company has entered into transactions with Jami Marketing Services, Inc. ("Jami Marketing"), a list brokerage and list management consulting firm, Jami Data Services, Inc. ("Jami Data"), a database management consulting firm, and Jami Direct, Inc. ("Jami Direct"), a direct mail graphic and creative design firm (collectively, the "Jami Companies"). The Jami Companies are principally owned and controlled by Jeffrey L. Schwartz, Chief Executive Officer, director and a principal stockholder of the Company, and Michael G. Miller, a director and principal stockholder of the Company. Pursuant to a list management agreement dated June 1, 1993 between the Company and Jami Marketing, Jami Marketing serves as exclusive manager in connection with the management of the Company's mailing list for rental to third parties for which Jami Marketing receives a management fee. Jami Marketing also provides occasional list brokerage services to the Company, pursuant to an oral agreement, whereby Jami Marketing obtains mailing lists from third parties for use by the Company in connection with its telemarketing activities for which the Company pays Jami Marketing a brokerage fee. In addition, although the Company currently creates and designs substantially all of its print ads, direct mailings, newsletters and other communications with club members, the Company has engaged Jami Direct to provide such services. The Company also engages Jami Data to assist with the Company's data base requirements. Lastly, the Company obtains a substantial number of psychics for its live psychic and other services from PRN, and Central Talk Management ("CTM"), an affiliate of PRN, has created and produced a significant portion of the Company's television commercials and purchased a portion of the Company's media time. In January 1996, pursuant to an agreement between the Company, PRN and CTM, all of CTM's creative, media and production personnel (approximately 35 persons) directed their full time employment efforts to New Lauderdale. As a result, all production services previously provided to the Company by CTM are currently rendered by New Lauderdale. PRN is principally owned and controlled by Steven Feder, Thomas Lindsey and Peter Stolz, holders of an aggregate of 3,387,000 shares of Common Stock, representing an aggregate of approximately 18.4% of the outstanding Common Stock of the Company. Mr. Feder is also a director of the Company. 3,200,000 of such 3,387,000 shares are included in this Prospectus. The Company believes that all of the foregoing transactions were advantageous to the Company and were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company anticipates that any similar future transactions will be approved by a majority of the independent and disinterested members of the Board of Directors, outside the presence of any interested director and, to the extent deemed necessary or appropriate by the Board of Directors, the Company will obtain fairness opinions or stockholder approval in connection with any such transaction. See "Forward Looking Information May Prove Inaccurate."


         Dependence on Key Personnel. The success of the Company is largely dependent on the personal efforts of Jeffrey L. Schwartz, its Chairman and Chief Executive Officer, Jay Greenwald, its President and Chief Operating Officer, Claudia Newman Hirsch, its Executive Vice President, and Andrew Stollman, its Senior Vice President and Secretary. Although the Company has entered into employment agreements with all of such individuals that do not expire until November 1998, the loss of the services of such individuals could have a material adverse effect on the Company's business and prospects. The Company's employment agreement with Mr. Schwartz requires him to devote not less than 85% of his business time to the affairs of the Company. Mr. Schwartz is an officer, director and principal stockholder of the Jami Companies, which could give rise to conflicts of interests in connection with the allocation of his business time. The success of the Company may also be dependent upon its ability to hire and retain additional qualified marketing, creative, financial and other personnel. Competition for qualified personnel in the telephone entertainment services industry is intense and there can be no assurance that the Company will be able to hire or retain additional qualified personnel.

         Control by Management. The Company's officers and directors beneficially own approximately 71% of the Company's outstanding Common Stock. Accordingly, such persons, acting together, are in a position to control the Company, elect all of the Company's directors, increase the authorized capital, dissolve, merge, or sell the assets of the Company and generally direct the affairs of the Company. See "Selling Security Holders."

         Authorization of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

         No Dividends. Since the completion of the Company's initial public offering in December 1995 (the "IPO"), the Company has not paid any cash dividends. The Company intends to retain earnings, if any, to finance the operation and expansion of its business and, therefore, does not expect to pay cash dividends in the foreseeable future.

         Shares Eligible for Future Sale. Upon the effectiveness of the Registration Statement, of which this Prospectus is a part, the 3,533,000 shares of Common Stock included in this Prospectus will be freely tradeable without further registration under the Securities Act of 1933, as amended (the "Securities Act"). No prediction can be made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale."

                                 USE OF PROCEEDS

         Other than the proceeds received by the Company from the exercise of the Warrants, the Company will not receive any proceeds from the sale of shares covered by this Prospectus. The holders of the 3,533,000 shares covered by this Prospectus intend to sell the shares offered hereby from time to time for their own respective accounts in the open market at the prices prevailing therein or in individually negotiated transactions at such prices as may be agreed upon. Each such holder will bear all expenses with respect to the offering of shares by him or her except the costs associated with preparing and printing this Prospectus.

         320,000 shares included in this Prospectus represents shares underlying the Warrants, granted to Whale Securities Co., L.P. ("Whale") as partial compensation for Whale's acting as underwriter of the Company's December 1995 initial public offering. The Company may receive proceeds from the exercise of the Warrants. In the event all of the Warrants are exercised, the Company will receive proceeds of $2,640,000. Any net proceeds to the Company resulting from the exercise of any or all of such securities may be used for general working capital purposes, acquisitions, research and development and/or marketing. The Company has not specifically allocated the proceeds among these uses, and actual expenditures will depend on a number of factors, including the growth rate of the Company's business. The use of any proceeds from the exercise of the Warrants, of which there is no assurance, and the timing of such use, will also depend on the availability of cash from other sources, such as operations. In the event the Company's plans or assumptions change or prove to be inaccurate or its projected cash flow proves to be insufficient to fund operations, the Company may find it necessary or advisable to reallocate any net proceeds. Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short term certificates of deposit, money market funds or other short term, interest bearing investments. The Company does not have any current intentions with respect to material acquisitions of any businesses or products.

                            SELLING SECURITY HOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock and as adjusted to reflect the sale of the 3,533,000 shares included in this Prospectus for each of the selling security holders. Inclusive of the foregoing, as of December 12, 1996 there were 36 record shareholders of the Company. The 3,533,000 shares included in this Prospectus are comprised of (a) 3,200,000 shares issued to the shareholders of PRN in connection with the Acquisition (the "PRN Shares"); (b) 320,000 shares underlying the Warrants granted to Whale as partial consideration for Whale's acting as underwriter in the IPO (the "Whale Shares"); and (c) 13,000 shares of the 25,000 shares issued to Feder, Kaszovitz, Isaacson, Weber, Skala & Bass, LLP, counsel to the Company, as partial consideration for services rendered in connection with the IPO (the "Feder Kaszovitz Shares").

                                       Amount and
                                       Nature of                                               Amount of
                                       Beneficial                       Shares to be           Beneficial
                                       Ownership                        Registered             Ownership
Name and Address (1)                   Prior to                         for Selling            After Completion
of Beneficial Owner                    Offering(2)                      Securityholders        of Offering
--------------------                   --------------                   ---------------       -------------------
Steven L. Feder                         1,533,000(3)                      1,424,000            109,000(3)
2455 East Sunrise Blvd.
Ft. Lauderdale, FL 33304

Thomas H. Lindsey                       1,533,000(3)                       1,424,000            109,000(3)
2455 East Sunrise Blvd.
Ft. Lauderdale, FL 33304

Peter Stolz                               430,000                            352,000             78,000
2455 East Sunrise Blvd.
Ft. Lauderdale, FL 33304

Whale Securities
 Co., L.P.                                279,226                            279,226                  0
650 Fifth Avenue                          (4)(5)
New York, NY 10019

William G. Walters                         37,941(4)                  37,941                   0
650 Fifth Avenue
New York, NY 10019

Feder, Kaszovitz,
 Isaacson, Weber,
 Skala & Bass LLP                          13,000                     13,000                   0
750 Lexington Avenue                       (6)(7)
New York, NY 10022

James D. Whitten                            1,422(4)                   1,422                   0
650 Fifth Avenue
New York, NY 10019

Cynthia Buckwalter                          1,411(4)                   1,411                   0
650 Fifth Avenue
New York, NY 10019

------------
*        Less than 1% of the Company's outstanding shares.

(1) Unless otherwise listed, the addresses of all of the persons in the foregoing table are at the Company's offices, One
         Blue Hill Plaza, Pearl River, NY 10965.

(2) The number of Shares of Common Stock beneficially owned by each person or entity is determined under rules promulgated by the Securities and Exchange Commission (the "Commission"). Under such rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power. The percentage of the Company's outstanding shares is calculated by including among the shares owned by such person any shares which such person or entity has the right to acquire within 60 days after the date of this Prospectus. Unless otherwise indicated, each person or entity referred to above has sole voting and investment power with respect to the shares listed. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

(3) Includes 109,000 shares held by Messrs. Feder and Lindsey, as joint tenants with rights of survivorship.

(4)      Represents a portion of the 320,000 Whale Shares.

(5) Held in the name of Whale for the account of investors in Whale and employees and former employees of Whale. Does not include any shares of the Company held in Whale's trading or customer accounts.

(6) Represents a portion of the 25,000 shares issued to Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, counsel for the Company, as partial consideration for services rendered to the Company in connection with the IPO and which were registered by the Company in its Registration Statement on Form S-1 for such IPO, declared effective by the Commission on December 5, 1996 (the "IPO Registration Statement"). 12,000 of such 25,000 shares were already sold by the holders thereof. The Company deregistered the remaining 13,000 shares in a Post-Effective Amendment to the IPO Registration Statement, declared effective by the Commission on October 7, 1996, intending to re-register such 13,000 shares pursuant to this Prospectus.

(7) Does not include 30,000 shares of Common Stock issuable upon exercise of an option held by Mr. Murray Skala, a partner in such firm and a director of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company obtains a substantial number of psychics for its live psychic and other services from PRN, and Central Talk Management ("CTM"), an affiliate of PRN, has created and produced a significant portion of the Company's television commercials and purchases a portion of the Company's media time. PRN is principally owned and controlled by Steven Feder, Thomas Lindsey and Peter Stolz, holders of 3,387,000 shares of Common Stock, representing an aggregate of approximately 18.4% of the outstanding Common Stock of the Company. (3,200,000 of such 3,387,000 shares are included in this Prospectus). Mr. Feder is also a director of the Company. The Company believes that all of the foregoing transactions were advantageous to the Company and were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. The Company anticipates that any similar future transactions will be approved by a majority of the independent and disinterested members of the Board of Directors, outside the presence of any interested director and, to the extent deemed necessary or appropriate by the Board of Directors, the Company will obtain fairness opinions or stockholder approval in connection with any such transaction. See "Forward Looking Information May Prove Inaccurate" and "Risk Factors - Potential Conflicts of Interest".

         Mark Gutterman, a director of the Company, is a partner in the firm of Feldman, Gutterman, Meinberg & Co. ("FGM"), one of the Company's accountants. Burton Feldman, a partner in FGM, is the father-in-law of Jeffrey L. Schwartz, the Chairman and Chief Executive Officer of the Company. For the year ended November 30, 1995, the Company incurred charges of approximately $168,000 for services rendered by FGM. FGM continues to provide services to the Company during its current fiscal year. Its fees are based primarily on hourly rates. The Company believes that its relationship with FGM is on terms no less or more favorable to the Company than could have been obtained from unaffiliated third parties.

         Murray L. Skala, a director of the Company, is a partner in the law firm of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, the Company's attorneys ("Feder Kaszovitz"). The Company paid such firm approximately $140,000 during the year ended November 30, 1995. In December 1995, the Company also issued to Feder Kaszovitz 25,000 shares of the Company's Common Stock in consideration for legal services rendered in connection with the Company's initial public offering of its shares of Common Stock. (13,000 of such 25,000 shares are included in this Prospectus.) Feder Kaszovitz continues to provide services to the Company during its current fiscal year. Its fees are based primarily on hourly rates. The Company believes that its relationship with such firm is on terms no less or more favorable to the Company than could have been obtained from unaffiliated third parties.

                          COMPLIANCE WITH SECTION 16(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         During the fiscal year ended November 30, 1995, the Company did not have a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), and as such was not subject to the filing requirements of Forms 3,4 or 5 as promulgated under
Section 16(a) of the Exchange Act.

                FORWARD LOOKING INFORMATION MAY PROVE INACCURATE

         This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of Management, as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate," "believe," "estimate," and "expect" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including those described in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon the effectiveness of the Registration Statement, of which this Prospectus is a part, the 3,533,000 shares of Common Stock included in this Prospectus will be freely tradeable without further registration under the Securities Act of 1933, as amended (the "Securities Act"). No prediction can be made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                              PLAN OF DISTRIBUTION

         All of the shares of Common Stock offered pursuant to this Prospectus are being offered by the holders thereof (collectively, the "holders"), and, therefore, the Company will not receive any proceeds resulting from the sale of any of such shares, except for any proceeds from the exercise, if any, of the Warrants.

         The shares of Common Stock included herein may be sold from time to time to purchasers directly by the holder thereof. Alternatively, the holders of any such shares may from time to time offer the shares of Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the holders and any underwriters, dealers or agents who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act.

         At the time a particular offer of the shares of Common Stock registered hereunder is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares being offered and the terms of the Offering, including the name or names of any underwriters, dealers, or agents, the purchase price paid by any underwriter for securities purchased from, any discounts, commissions and other items constituting compensation and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public. The shares of Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders or by agreement between the holders or by agreement between the holders and underwriters or dealers.

         From to time, one or more of the selling stockholders named herein may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of a default, be deemed to be selling stockholders for purposes hereof.


                                LEGAL MATTERS

         The legality of the Common Stock included in this Prospectus has been passed upon for the Company by Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, New York, New York. Murray L. Skala, a director of the Company and a partner of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass, LLP, beneficially owns options to purchase 30,000 shares of Common Stock and such firm was issued 25,000 shares of Common Stock for legal services rendered to the Company in connection with the Company's initial public offering of securities in December 1995. 13,000 of such 25,000 shares issued to the firm are included in this Prospectus.

Certain matters relating to government regulation have been passed upon by Klein, Zelman, Briton, Rothermel & Dichter, L.L.P., New York, New York, and Hall Dickler Kent Friedman & Wood LLP, New York, New York.

                                     EXPERTS

         The Consolidated balance sheets of the Company as of November 30, 1995 and 1994 and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows for each of the three years in the period ended November 30, 1995, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the period ended November 30, 1995, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The Statement of Financial Positions of New Lauderdale L.C. as of November 30, 1995 and the Statements of Operations, Members' Equity and Cash Flows for the period December 30, 1994 (inception date) to November 30, 1995 incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the period ended November 30, 1995, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission by the Company, pursuant to the Exchange Act and the Securities Act, are incorporated by reference in this Registration Statement:

         (a) The Company's Annual Report, as amended, on Form 10-K for the year ended November 30, 1995.

         (b) The Company's Quarterly Reports, as amended, on Form 10-Q for the quarters ending February 29, May 31 and August 31, 1996, as well as a Current Report on Form 8-K, filed with the Commission on May 21, 1996.

         (c) The description of the Common Stock set forth in the Company's Registration Statement on Form 8-A filed October 23, 1995 and any amendment or report filed for the purpose of updating such description.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicate that all shares of Common Stock offered hereby have been sold or which deregisters all then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement containe in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

                               MATERIAL CHANGES

The following unaudited pro forma consolidated balance sheet has been prepared by combining the unaudited consolidated balance sheets of Quintel Entertainment, Inc. and Subsidiaries (the "Company") and of New Lauderdale, L.C. ("N.L.") as of August 31, 1996. The Acquisition is accounted for using the purchase method of accounting as if the Acquisition had occurred on August 31, 1996. Under this method, based upon the estimated purchase price for N.L., the identifiable assets and liabilities of N.L. have been adjusted to their estimated fair values.

The following unaudited pro forma consolidated statements of operations have been prepared by combining the consolidated statements of operations of (i) the Company and N.L. for the year ended November 30, 1995, and (ii) the Company and N.L. for the nine month period ended August 31, 1996. The Acquisition is accounted for using the purchase method of accounting as if the Acquisition had occurred on December 30, 1994. No cost savings and synergies which the Company expects to realize as a result of the Acquisition have been recognized in the pro forma consolidated statements of operations.

These statements have been prepared from the historical consolidated financial statements of the Company and N.L. and should be read in conjunction with such statements, exhibits, and the related notes contained in the Company's Annual Report on Form 10-K for the 1995 fiscal year and Quarterly Report on Form 10-Q for the nine month period ended August 31, 1996 incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

The pro forma consolidated financial statements do not purport to represent what the Company's consolidated financial position or results of operations would have actually been had the Acquisition been completed on such date, nor is it necessarily indicative of future financial position or operating results of the Company.

                  QUINTEL ENTERTAINMENT, INC. AND SUBSIDIARIES
                 CONSOLIDATED UNAUDITED PRO FORMA BALANCE SHEET
                              as of August 31, 1996



                                               HISTORICAL          HISTORICAL                                     QUINTEL
                                                QUINTEL                NEW                 PRO FORMA        ENTERTAINMENT, INC.
                                          ENTERTAINMENT, INC.   LAUDERDALE, L.C.          ADJUSTMENTS            PRO FORMA
                                          -------------------   ----------------          -----------       -------------------
Assets:
   Cash and cash equivalents                 $   19,734,802        $   1,431,816         $ (1,182,183)(A)      $   19,984,435
   Accounts receivable, trade                     9,192,056            9,903,160                                   19,095,216
   Deferred tax asset                             5,232,412              116,264                                    5,348,676
   Due from related parties                         297,008            3,333,254           (3,534,262)(A)              96,000
   Prepaid expenses and other current assets      4,039,885            1,508,670                                    5,548,555
                                             --------------        -------------         ------------          --------------
        Total current assets                     38,496,163           16,293,164           (4,716,445)             50,072,882

Property and equipment, at cost, net of
   accumulated depreciation                         333,356                                                           333,356
Investment in joint ventures, at equity            1,203,067                                (1,182,182)(C)              20,885
Other assets                                         36,862                                22,800,000 (B)          22,836,862
                                             --------------        -------------         ------------          --------------
                                             $   40,069,448       $   16,293,164         $ 16,901,373          $   73,263,985
                                             ==============        =============         ============          ==============

Current liabilities:
   Accounts payable                          $    2,958,693       $      283,491                               $    3,242,184
   Accrued expenses                                 911,845              775,116                                    1,686,961
   Reserve for customer chargebacks               9,000,208           12,870,194                                   21,870,402
   Due to related parties                         3,534,557                              $ (3,534,264)(A)                 293
   Income taxes payable                           2,862,717                                                         2,862,717
                                             --------------        -------------         ------------          --------------
        Total liabilities                        19,268,020           13,928,801           (3,534,264)             29,662,557
                                             --------------        -------------         ------------          --------------

Members' equity, as annexed                                            2,364,363           (2,364,363)(A)(C)

Preferred  stock; none issued and outstanding
Common stock; issued and outstanding
   15,247,000 shares                                 15,247                                     3,200 (B)              18,447
Additional paid-in capital                       14,650,085                                22,796,800 (B)          37,446,885
Retained earnings                                 6,136,096                                                         6,136,096
                                             --------------        -------------         ------------          --------------
        Total shareholders' equity               20,801,428            2,364,363           20,435,637              43,601,428
                                             --------------        -------------         ------------          --------------

                                             $   40,069,448       $   16,293,164         $ 16,901,373          $   73,263,985
                                             ==============        =============         ============          ==============



                  QUINTEL ENTERTAINMENT, INC. AND SUBSIDIARIES
                CONSOLIDATED UNAUDITED PRO FORMA INCOME STATEMENT
                    for the nine months ended August 31, 1996



                                               HISTORICAL          HISTORICAL                                     QUINTEL
                                                QUINTEL                NEW                 PRO FORMA        ENTERTAINMENT, INC.
                                          ENTERTAINMENT, INC.   LAUDERDALE, L.C.          ADJUSTMENTS            PRO FORMA
                                          -------------------   ----------------          -----------       -------------------
Net revenue                                   $  47,277,435       $  59,957,137                               $  107,234,572
Cost of sales                                    36,560,904          49,123,974                                   85,684,878
                                              -------------       -------------                               --------------
      Gross profit                               10,716,531          10,833,163                                   21,549,694

Selling, general and administrative expenses      5,059,199           2,129,683         $    (61,248)(D)(E)        7,127,634
                                              -------------       -------------         ------------          --------------
      Income from operations                      5,657,332           8,703,480               61,248              14,422,060


Interest expense                                  (438,112)           (293,283)                                    (731,395)
Amortization expense                                                                      (1,050,411)(F)         (1,050,411)
Other income, net                                   501,941            (38,455)             (100,000)(D)             363,486
Equity in earnings of joint venture               4,271,013                               (4,268,878)(G)               2,135
                                              -------------       -------------         ------------          --------------
      Income before provision for income taxes    9,992,174           8,371,742           (5,358,041)             13,005,875


Provision (benefit) for income taxes              1,983,245           (166,013)            2,734,824 (H)           4,552,056
                                              -------------       -------------         ------------          --------------
      Net income                              $   8,008,929       $   8,537,755          $(8,092,865)         $    8,453,819
                                              =============       =============         ============          ==============

Net income per share                                   $.52                                                             $.45
                                                       ====                                                             ====

Weighted average common shares outstanding       15,408,744                                3,200,000 (I)          18,608,744
                                                 ==========                                =========              ==========


                  QUINTEL ENTERTAINMENT, INC. AND SUBSIDIARIES
                      UNAUDITED PRO FORMA INCOME STATEMENT
                      for the year ended November 30, 1995



                                               HISTORICAL          HISTORICAL                                     QUINTEL
                                                QUINTEL                NEW                 PRO FORMA        ENTERTAINMENT, INC.
                                          ENTERTAINMENT, INC.   LAUDERDALE, L.C.          ADJUSTMENTS            PRO FORMA
                                          -------------------   ----------------          -----------       -------------------
Net revenue                                  $   50,501,266       $  28,248,093                               $   78,749,359
Cost of sales                                    36,732,610          20,193,763                                   56,926,373
                                              -------------       -------------                               --------------
      Gross profit                               13,768,656           8,054,330                                   21,822,986

Selling, general and administrative expenses      3,467,008           1,879,530         $   (728,125)(D)(E)        4,618,413
                                              -------------       -------------         ------------          --------------
      Income from operations                     10,301,648           6,174,800              728,125              17,204,573

Interest expense                                  (334,318)           (136,521)                                     (470,839)
Amortization expense                                                                      (2,900,548)(F)          (2,900,548)
Management fee income                               450,000                                 (450,000)(D)
Other income, net                                    35,250              15,274                                       50,524
Equity in earnings of joint venture               2,860,304                               (2,860,304)(G)
                                              -------------       -------------         ------------          --------------
      Income before provision for income taxes   13,312,884           6,053,553           (5,482,727)             13,883,710

Provision for income taxes                          220,335             332,945                                      553,280
                                              -------------       -------------         ------------          --------------
      Net income                              $  13,092,549       $   5,720,608          $(5,482,727)         $   13,330,430
                                              =============       =============         ============          ==============
Pro forma data:
   Income before pro forma adjustments           13,312,884           6,053,553           (5,482,727)             13,883,710
   Pro forma income tax provision                 5,633,116                                  198,042               5,831,158
                                              -------------       -------------         ------------          --------------
   Pro forma net income                       $   7,679,768       $   6,053,553          $(5,680,769)         $    8,052,552
                                              =============       =============         ============          ==============

Net income per share                                   $.64                                                             $.54
                                                       ====                                                             ====

Weighted average common shares outstanding       12,000,000                                2,933,337 (I)          14,933,337
                                                 ==========                                =========              ==========


                  QUINTEL ENTERTAINMENT, INC. AND SUBSIDIARIES
               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION



(A) To reflect on the pro forma balance sheet those assets to be distributed in accordance with the asset purchase agreement and liabilities to be assumed or eliminated prior to the effective date of the Acquisition.

(B) To reflect the issuance of common stock of Quintel and the excess of purchase price paid over historical basis of N.L.'s net assets based on an assumed purchase price of $22,800,000. The assumed purchase price was computed based on the fair market value of 3.2 million shares of Quintel's common stock expected to be issued at a market price of $7.125 which is determined using the closing market price at January 17, 1996.

(C) Adjustment to N.L.'s capital structure to conform with that of the Company and the elimination of N.L.'s members' equity and the Company's investment in N.L.

(D) Reflects the elimination of the management fee arrangement established between N.L. and its joint venture partners.

(E) Reflects the expense relating to a consulting arrangement with one of the PRN shareholders.

(F) Represents amortization of the excess purchase price of $22,800,000 over the net book value of interest acquired, which is currently estimated to be amortized over a fifteen-year period on a straight-line basis.

(G)      Reflects the elimination of the Company's equity in earnings of N.L.

(H) The adjustment of the tax provision represents the statutory federal rate applied to the estimated adjustments to pre-tax income assuming the Company and N.L. had always been C corporations.

(I) Net income per share for the year ended November 30, 1995 is calculated based on the assumption that 14,933,337 shares were outstanding reflecting the increase in shares explained in Note B above. Net income per share for the nine months ended August 31, 1996 is calculated based on the assumption that 18,608,744 shares were outstanding during the entire period which includes the effect of the shares issued in Quintel's initial public offering effective December 5, 1995.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security, by any person in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this Prospectus is correct as of any time subsequent to the date of this Prospectus.



                           QUINTEL ENTERTAINMENT, INC.

                                3,533,000 SHARES
                                 OF COMMON STOCK


                                   PROSPECTUS







                                              , 1996